SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)*

                              TREMONT CORPORATION
                                (Name of Issuer)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   894745207
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 18, 1998
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY

 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,155,788
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,155,788

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,155,788

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Valhi Group, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Nevada

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,155,788
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,155,788

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,155,788

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           National City Lines, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,155,788
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,155,788

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,155,788

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           NOA, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,155,788
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,155,788

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,155,788

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO


CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Holding Company

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,155,788
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,155,788

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,155,788

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO

CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Dixie Rice Agricultural Corporation, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,155,788
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,155,788

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,155,788

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Southwest Louisiana Land Company, Inc.

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Louisiana

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,155,788
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,155,788

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,155,788

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Contran Corporation

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,155,788
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-

               10   SHARED DISPOSITIVE POWER

                         3,155,788

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           3,155,788

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           49.5%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO


CUSIP No.  894745207

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA

               7    SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               3,413,041
    EACH
 REPORTING     9    SOLE DISPOSITIVE POWER
   PERSON
    WITH                      -0-
               10   SHARED DISPOSITIVE POWER

                         3,413,041

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [ X ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN


                                AMENDMENT NO. 10
                                TO SCHEDULE 13D

     This statement on Schedule 13D is hereby amended and restated in its entirety as set forth below, except for Item 3, which is only amended (collectively, this "Statement").

Item 1.   Security and Issuer.

     This Statement relates to shares of the common stock, $1.00 par value per share (the "Shares"), of Tremont Corporation (the "Company"). The principal executive offices of the Company are located at 1999 Broadway, Suite 4300,
Denver, Colorado   80202.

Item 2.   Identity and Background.

     (a) This Statement is filed by (i) Valhi, Inc. ("Valhi") as the direct holder of Shares, (ii) by virtue of the direct and indirect ownership of securities of Valhi (as described below in this Statement), Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest") and Contran Corporation ("Contran") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

     Valhi is the direct holder of approximately 48.5% of the 6,375,758 Shares outstanding as of August 24, 1998 according to information received from the Company (the "Outstanding Shares"). Valhi may be deemed to control the Company. VGI and National are the direct holders of 81.9% and 9.5% of the common stock of Valhi. Together, VGI and National may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.8% and 66.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control Southwest and Dixie Rice.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain of Mr. Harold C. Simmons' children and grandchildren (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of such shares.

     The Harold Simmons Foundation, Inc. (the "Foundation") directly holds approximately 3.9% of the Outstanding Shares and 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

     NL Industries, Inc. ("NL") and Valmont Insurance Company ("Valmont") directly hold approximately 0.6% and 0.5%, respectively, of the Outstanding Shares. Valhi and the Company are the direct holders of approximately 58.2% and 17.6%, respectively, of the outstanding common stock of NL and together may be deemed to control NL. Valhi is the direct holder of 100% of the outstanding common stock of Valmont and may be deemed to control Valmont.

     The Combined Master Retirement Trust (the "CMRT") directly holds approximately 0.1% of the Outstanding Shares and the outstanding shares of Valhi common stock, respectively. The CMRT is a trust formed by Valhi to permit the collective investment by trusts that maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is the sole trustee of the CMRT and the sole member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

     Valmont and NL directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock owned by Valmont and NL as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

     Mr. Harold C. Simmons is chairman of the board, president and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding and Contran. Mr. Simmons is also chairman of the board and chief executive officer of Dixie Rice and Southwest and chairman of the board of NL.

     By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares directly held by certain of such other entities. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest in the Shares held by the CMRT.

     Harold C. Simmons' spouse is the direct owner of 3,747 Shares and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

     Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

     (b) The principal offices of Valhi, VGI, National, NOA, Dixie Holding, Southwest, Dixie Rice and Contran are located at, and the business address of Harold C. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700,
Dallas, Texas   75240-2697.  The principal business address of Dixie Rice is 600
Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

     (c) Valhi is engaged through its subsidiaries in the titanium dioxide pigments, titanium metals, ergonomic computer support systems, precision ball bearing slides, locking systems and waste management industries.

     VGI does not engage in any business activity other than holding shares of Valhi common stock and notes receivable.

     National holds notes receivable and is engaged directly or through subsidiaries (other than VGI and its subsidiaries) in real estate, oil and gas activities and the rental and sales of compressors and related products.

     Dixie Holding does not engage in any business activity other than holding common stock of VGI and preferred stock of Contran.

     NOA holds investments in land, securities and notes receivable.

     Dixie Rice is engaged in (other than through Dixie Holding and its subsidiaries) land management, agriculture and oil and gas activities.

     Southwest is engaged in (other than through NOA and its subsidiaries) land management, agriculture and oil and gas activities.

     Contran is a diversified holding company engaged through its subsidiaries (other than through its subsidiaries as described above) in the production of, among other things, steel rod, wire and wire products.

     (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Contran, Dixie Holding, National and Valhi are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation. Dixie Rice and Southwest are Louisiana corporations. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     No change except for the addition of the following:

     The total amount of funds Valhi used to acquire the Shares purchased by it as reported in Item 5(c) was $1,986,250.00 (including commissions). Such funds were provided by Valhi's cash on hand.

Item 4.   Purpose of Transaction.

     No change except for the addition of the following:

     Valhi purchased the Shares reported in Item 5(c) of this Amendment in order to increase its equity interest in the Company.

     The Stock Purchase Agreement dated June 19, 1998 among Contran, VGI, National and Valhi (the "Stock Purchase Agreement") provides that Contran and entities controlled by Contran shall not purchase Shares until such time as Valhi and entities controlled by Valhi hold more than 50% of the outstanding Shares, unless Valhi shall first decline to purchase such Shares as may be offered.

     Subject to the Stock Purchase Agreement and depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.

     As described under Item 2 of this Statement, Harold C. Simmons may be deemed to control the Company.

     The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement (other than Harold C. Simmons) were made for the purpose of each such person's personal investment.

     Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) Valhi, the Foundation, NL, Valmont, Harold C. Simmons' spouse and the CMRT are the beneficial owners of 3,089,131, 250,000, 36,167, 30,490, 3,747 and
3,506 of the Shares, respectively.

     By virtue of the relationships described under Item 2 of this Statement:

          (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran may each be deemed to be the beneficial owner of the 3,155,788 Shares (approximately 49.5% of the Outstanding Shares) directly held by Valhi, NL and Valmont; and

          (2) Harold C. Simmons may be deemed to be the beneficial owner of the 3,413,041 Shares (approximately 53.5% of the Outstanding Shares) directly held by Valhi, the Foundation, NL, Valmont, Mr. Simmons' spouse and the CMRT.

     Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.

     The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission (the "Commission") or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Shares as indicated on Schedule C to this Statement.

     (b)  By virtue of the relationships described in Item 2:

          (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran may each be deemed to share the power to vote and direct the disposition of the Shares directly held by Valhi, NL and Valmont; and

          (2) Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the Shares directly held by Valhi, the Foundation, NL, Valmont, Mr. Simmons' spouse and the CMRT.

     (c) On June 26, 1998, Valhi purchased 25,000 Shares on the New York Stock Exchange, Inc. for $55.00 per share (exclusive of commissions). On August 18, 1998, Valhi purchased 12,200 shares in a privately negotiated transaction for $50.00 per share.

     (d) Each of Valhi, the Foundation, NL, Valmont, Mr. Simmons' spouse and the CMRT has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares directly held by such entity or person.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As described under Item 4, the Stock Purchase Agreement provides that Contran and entities controlled by Contran shall not purchase Shares until such time as Valhi and entities controlled by Valhi hold more than 50% of the outstanding Shares, unless Valhi shall first decline to purchase such Shares as may be offered.

     Other than as set forth above, none of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 Stock Purchase Agreement dated June 19, 1998 among Contran Corporation, Valhi Group, Inc., National City Lines, Inc. and Valhi, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Valhi, Inc. dated June 19, 1998 and filed with the Securities and Exchange Commission on June 24,
               1998).

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 2, 1998




                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in his individual capacity only.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  September 2, 1998
                                /s/ Steven L. Watson
                                --------------------------------
                                Steven L. Watson
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.



                                   SCHEDULE A


Steven L. Watson, as Vice President of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B


     The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Dixie Holding Company ("Dixie Holding"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI"), Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, the business address of each
such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas   75240.

          Name                  Present Principal Occupation
-------------------------  --------------------------------------

Eugene K. Anderson         Vice president of Contran, Dixie
                           Holding, NOA, National, Valhi and VGI.

F. Murlyn Broussard (1)    Treasurer of Southwest.

Joseph S. Compofelice (2)  Chairman of the board and chief
                           executive officer of CompX
                           International Inc. , a manufacturer of
                           computer support systems, drawer
                           slides and locking systems affiliated
                           with Valhi ("CompX"); and executive
                           vice president of Valhi.

Norman S. Edelcup (3)      Chairman of the board of Item
                           Processing of America, Inc., a
                           processing service bureau; and a
                           director of Valhi.

Kenneth R. Ferris (4)      Distinguished professor at the
                           American Graduate School of
                           International Management; and a
                           director of Valhi.

J. Mark Hollingsworth      General counsel of Contran, Dixie
                           Holding, Dixie Rice, NOA, National,
                           Southwest, VGI, Valhi and CompX.

William J. Lindquist       Vice president and tax director of
                           Contran, Dixie Holding, Dixie Rice,
                           NOA, National, Southwest, VGI, Valhi
                           and CompX; and a director of Contran.

Andrew McCollam, Jr. (1)   Director of Dixie Rice; president and
                           director of Southwest; and a private
                           investor.

Harold M. Mire (5)         Vice president of Dixie Rice and
                           Southwest.

Bobby D. O'Brien           Vice president and treasurer of
                           Contran, Dixie Holding, Dixie Rice,
                           NOA, National, VGI, Valhi and CompX;
                           Vice President of Southwest.

Glenn R. Simmons           Vice chairman of the board and
                           director of Contran, Dixie Holding,
                           NOA, National, VGI and Valhi; director
                           of NL and Tremont; director and
                           executive vice president of Southwest
                           and Dixie Rice; director and chairman
                           of the board of CompX and Keystone
                           Consolidated Industries, Inc., a steel
                           fabricated wire products, industrial
                           wire and carbon steel rod company
                           affiliated with Contran ("Keystone").

Harold C. Simmons          Chairman of the board, chief executive
                           officer, director and president of
                           Contran, Dixie Holding, NOA, National,
                           VGI and Valhi; chairman of the board,
                           chief executive officer and director
                           of Dixie Rice and Southwest; director
                           and chairman of the board of NL;
                           director of Tremont.

Robert W. Singer           Vice president of Contran and Valhi;
                           president and chief executive officer
                           of Keystone.

Richard A. Smith (5)       Director and president of Dixie Rice.

Gregory M. Swalwell        Controller of Contran, Dixie Holding,
                           NOA, National, Southwest, VGI and
                           Valhi.

J. Walter Tucker, Jr. (6)  President, treasurer and a director of
                           Tucker & Branham, Inc., a mortgage
                           banking, insurance and real estate
                           company; vice chairman of the board
                           and a director of Keystone; and a
                           director of Valhi.

Steven L. Watson           Vice president and secretary of
                           Contran, Dixie Holding, Dixie Rice,
                           NOA, National, Southwest, VGI, Valhi
                           and CompX; director of Contran and
                           Dixie Rice.

----------
(1)  The principal business address for this person is 402 Canal Street, Houma,
     Louisiana   70360.
(2) The principal business address for Mr. Compofelice is 16825 Northchase Drive, Suite 1200, Houston, Texas 77060-2544
(3)  The principal business address for Mr. Edelcup is 5190 N.W. 167th Street,
     Miami, Florida   33014-6328.
(4) The principal business address for Dr. Ferris is Thunderbird American Graduate School of International Management, 15249 N. 59th Avenue,
     Glendale, Arizona   85306-6010.
(5)  The principal business address for this person is 600 Pasquiere Street,
     Gueydan, Louisiana   70542-0010.
(6)  The principal business address for Mr. Tucker is 400 E. Central, Orlando,
     Florida   32801.

                                   SCHEDULE C


     Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to own beneficially Shares, as outlined below:


                     Name                          Shares Held
-----------------------------------------------  ----------------

Eugene K. Anderson                                        -0-

F. Murlyn Broussard                                       -0-

Joseph S. Compofelice                                     -0-

Norman S. Edelcup                                         -0-

Kenneth R. Ferris                                         -0-

J. Mark Hollingsworth                                     -0-

William J. Lindquist                                      -0-

Andrew McCollam, Jr.                                      -0-

Harold M. Mire                                            -0-

Bobby D. O'Brien                                          -0-

Glenn R. Simmons (1)                                     534

Harold C. Simmons (2)                                     (2)

Robert W. Singer                                          -0-

Richard A. Smith                                          60

Gregory M. Swalwell                                       -0-

J. Walter Tucker, Jr. (3)                                525

Steven L. Watson                                       6,474
----------

(1) The Reporting Persons understand the Shares indicated as held by Glenn R. Simmons include 534 Shares held in his individual retirement account.
(2) Mr. Simmons may be deemed to possess indirect beneficial ownership of certain Shares as described in Item 5(a) of this Statement. Except to the extent of his vested beneficial interest in Shares directly held by the CMRT, Mr. Simmons disclaims beneficial ownership of all Shares.
(3) The Reporting Persons understand the Shares indicated as held by Mr. Tucker include 525 Shares owned by Statewide Title Guaranty, Co. ("Statewide"). Mr. Tucker is the sole shareholder of Statewide.